Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 17, 2017

BY EDGAR AND EMAIL

Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Rightside Group, Ltd.
PRE 14A filed March 31, 2017
File No. 1-36262

Dear Ms. Chalk:

On behalf of Rightside Group, Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 11, 2017, relating to the above-referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”). In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Concurrently with this letter, the Company is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement.”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and other general updates.

For your convenience, we are emailing to you copies of the Amended Proxy Statement, including a copy marked to show the changes from the Proxy Statement

Preliminary Proxy Statement filed on March 31, 2017

1.	The proxy statement was filed under the incorrect EDGAR tag. Note that a proxy statement in a contested solicitation should be filed under the EDGAR tag “PREC14A.”

Response: The Company acknowledges the Staff’s comment and has filed the Amended Proxy Statement under the EDGAR tag “PRER14A,” the EDGAR tag for amendments to preliminary proxy statements in a contested solicitation and will file the definitive Proxy Statement under the EDGAR tag “DEFC14A,” the EDGAR tag for definitive proxy statements in a contested solicitation.

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Christina Chalk, Esq.

April 17, 2017

2.

Please revise to describe any contacts and communications you have had with Tonga Partners or Cannell Capital or their affiliates leading up to their nomination of the Cannell Nominees, or since that date.

Response: The Company has included additional information regarding its contacts with Tonga Partners and Cannell Capital and their affiliates leading up to their nomination of the Cannell Nominees or since that date. Please see the disclosure on page 8 and Annex A of the Amended Proxy Statement.

***

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 565-3514, or my partner, Jeana S. Kim, at (206) 883-2575.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Bradley L. Finkelstein

Bradley L. Finkelstein

Enclosure

cc:Rick Danis, Rightside Group, Ltd.